J. Christopher Jackson

Calamos Advisors LLC

2020 Calamos Court

Naperville, IL 60563-2787

(630) 245-8394

July 8, 2021

VIA EDGAR

Mr. Daniel Greenspan

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Calamos Investment Trust (File Nos. 33-19228 and 811-05443) (the “Registrant”)

Dear Mr. Greenspan:

I am writing to respond to the supplemental comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on June 25, 2021 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on April 26, 2021 (the “Registration Statement”) for the purpose of registering Class C shares of Calamos Timpani Small Cap Growth Fund (the “Fund”), a series of the Registrant.  Your comment is summarized below and followed by our response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Comment.

In reference to comment number one included in the correspondence filing for the Fund dated June 16, 2021,  please acknowledge the Staff’s view that an investment in securities whose capitalization at the time of investment falls far outside the range of the reference index as of its most recent reconstitution date or that is based on a capitalization criteria that is up to two years old, could be inconsistent with a reasonable investor’s expectation depending upon the particular facts and circumstances.”

Response.  The Registrant acknowledges the Staff’s view.  The Registrant has clearly disclosed in the Registration Statement how the Fund defines a “small capitalization company” and the disclosure specifically states that market capitalization of a security is measured at the time of purchase.  The Registrant is of the view that its approach is consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Rule”) and is also of the view that it is consistent with footnote 43 of the Rule’s adopting release.(1)  As such, the Registrant believes that the Fund’s name would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with its intended investments or the risks of those investments.  Further, the Registrant notes that the Fund’s definition of a “small capitalization company” is consistent with similar definitions used by certain other registrants.

* * * * *

We hope that the foregoing response adequately addresses your comment.

Should you have any further questions or comments, please do not hesitate to contact me at (630) 245-8394.

Very truly yours,

/s/ J. Christopher Jackson
J. Christopher Jackson
Vice President and Secretary

cc:           John P. Calamos, Sr.
                Paulita A. Pike, Esq.
                Rita Rubin, Esq.

(1)  Investment Company Names, Investment Company Act Release No. 24,828 (Jan 17, 2001), 66 Fed. Reg. 8509—10 (Feb. 1, 2001).